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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        GLOBAL PHARMACEUTICAL CORPORATION
                          ----------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                     ---------------------------------------
                         (Title of Class of Securities)

                                    378922108
                                 --------------
                                 (CUSIP Number)

               Frederick R. Adler, Trustee, 1520 South Ocean Blvd.
                      Palm Beach FL. 33480 (561) 659-2001
        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                       N/A
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (section mark) 240.13d-1(e), (section mark) 240.13d-1(f) or (section mark) 240.13d-1(g) check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (section mark) 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following page(s))
                               Page 1 of 4 Pages

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

                                  SCHEDULE 13D


----------------------                                        ------------------
CUSIP No. 378922108                                        Page 2 of 4 Pages
----------------------                                        ------------------


--------------------------------------------------------------------------------
 1  |  NAME OF REPORTING PERSON
    |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    |
    |         THE ADLER FAMILY FOUNDATION, INC.
--------------------------------------------------------------------------------
 2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
    |                                                           (b) [ ]
--------------------------------------------------------------------------------
 3  |  SEC USE ONLY
--------------------------------------------------------------------------------
 4  |  SOURCE OF FUNDS*
    |         N/A
--------------------------------------------------------------------------------
 5  |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    |  PURSUANT TO ITEMS (2)(d) OR 2(e)                             [ ]
    |
--------------------------------------------------------------------------------
 6  |  CITIZENSHIP OR PLACE OF ORGANIZATION
    |
    |         DELAWARE
--------------------------------------------------------------------------------
                |  7  |   SOLE VOTING POWER
   NUMBER OF    |     |
                |     |
    SHARES      |     |      202,068 shares
                ----------------------------------------------------------------
 BENEFICIALLY   |  8  |   SHARED VOTING POWER
                |     |
   OWNED BY     |     |
                |     |      0
      EACH      ----------------------------------------------------------------
                |  9  |   SOLE DISPOSITIVE POWER
   REPORTING    |     |
                |     |
    PERSON      |     |      202,068 shares
                ----------------------------------------------------------------
     WITH       | 10  |   SHARED DISPOSITIVE POWER
                |     |
                |     |      0
--------------------------------------------------------------------------------
11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |
    |         202,068 shares
--------------------------------------------------------------------------------
12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
    |  CERTAIN SHARES*
    |
--------------------------------------------------------------------------------
13  |  PERCENTAGE CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |         4.48%
--------------------------------------------------------------------------------
14  |  TYPE OF REPORTING PERSON*
    |
    |         CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 amends and supplements the Schedule 13D, dated September 22, 1997 (the "Schedule 13D"), filed on behalf of The Adler Family Foundation, Inc. (the "Foundation"), a Delaware corporation, relating to the Foundation's beneficial ownership of shares of common stock, $0.01 par value per share ("Common Stock"), of Global Pharmaceutical Corporation, a Delaware Corporation. This Amendment is being filed to reflect the sale by the Foundation of an aggregate of 40,800 shares of Common Stock, representing approximately .9% of the outstanding shares of Common Stock, during the period from February 11, 1998 to October 21, 1998 (see Schedule II). Except as modified hereby, there has been no change in the information previously reported in the Schedule 13D.

Item 5   Interest in Securities of the Issuer

               As of the date of this filing, the Foundation is the beneficial owner of 202,068 shares of Common Stock, representing approximately 4.48% of the outstanding shares of Common Stock. The Foundation has the sole power to vote and to dispose of all such shares of Common Stock During the period from February 11, 1998 to October 21, 1998, the Foundation sold an aggregate of 40,800 shares of Common Stock. As a result, the Foundation ceased to be the beneficial owner of more than five percent of the Common Stock during such period.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              THE ADLER FAMILY FOUNDATION, INC.



                                              By:  /s/ FREDERICK R. ADLER
                                              ---------------------------
                                              Frederick R. Adler
                                              President

Dated: November   , 1998
               ---


                                                             SCHEDULE I

                                              The name, citizenship, business address,
                                                principal occupation and organization
                                                  of employment of the trustees of
                                                   the Corporation are as follows:





    NAME AND                                                            PRINCIPAL         ORGANIZATION OF
   CITIZENSHIP         POSITION           BUSINESS ADDRESS              OCCUPATION           EMPLOYMENT
   -----------         --------           ----------------              ----------        ----------------
Frederick R. Adler     Trustee;      1520 South Ocean Blvd.          Private Investor     N/A
(U.S. citizen)         President     Palm Beach, Florida  33480

Catherine G. Adler     Trustee;      1520 South Ocean Blvd.          Private Investor     N/A
(U.S. citizen)         Vice          Palm Beach, Florida  33480
                       President

William Bush           Trustee;      Fulbright & Jaworski L.L.P.     Attorney             Fulbright &
(U.S. citizen)         Secretary     666 Fifth Avenue                                     Jaworski L.L.P.
                                     New York, NY  10103

                                                             Schedule II
                                                             -----------
Date                                 Shares Sold          Sale Price per Share
-----                                -----------          --------------------
February 11, 1998                   1,000 shares                $5.375
February 13, 1998                   2,000 shares                $5.50
February 20, 1998                   1,500 shares                $5.125
February 25, 1998                   1,500 shares                $5.125
March 24, 1998                      2,500 shares                $5.00
April 9, 1998                       2,500 shares                $4.75
April 16, 1998                      2,000 shares                $5.00
April 16, 1998                      2,000 shares                $5.00
April 20, 1998                      2,000 shares                $5.125
April 20, 1998                      1,000 shares                $5.00
April 22, 1998                      1,000 shares                $5.00
July 1, 1998                        1,000 shares                $3.25
October 12, 1998                    7,500 shares                $1.25
October 13, 1998                    3,300 shares                $1.25
October 14, 1998                    2,000 shares                $1.125
October 15, 1998                    5,000 shares                $1.1875
October 21, 1998                    3,000 shares                $1.0625

      All such sales were effected through broker transactions. These transactions resulted in an aggregate of 40,800 shares of Global Pharmaceutical being sold by the Foundation between the period of February 11, 1998 to October
21, 1998.